July 12, 2021

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    Membership Collective Group Inc.

Registration Statement on

Form S-1 (File No. 333-257206)

Dear Ladies and Gentlemen:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), we wish to advise you that we, as representatives of the underwriters, hereby join with Membership Collective Group Inc.’s request that the effective date of the Registration Statement be accelerated so that the same will become effective on July 14, 2021 at 4:00 p.m. E.S.T., or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: July 6, 2021

(ii)	Dates of distribution: July 6, 2021 – date hereof

(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 8

(iv)	Number of prospectuses so distributed: 3,500

We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Sincerely,

J.P. MORGAN SECURITIES LLC, as representative of the Underwriters

By:	/s/ Jaclyn Berkey
Name: Jaclyn Berkey
Title: Executive Director

MORGAN STANLEY & CO. LLC, as representative of the Underwriters

By:	/s/ Akanksha Agarwal
Name: Akanksha Agarwal
Title: Executive Director

[Signature Page to UW Acceleration Request]